UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

NORSEMONT MINING INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

CA 6565291045

(CUSIP Number)

Mark A. Jackson
c/o Sentient Asset Management Canada Limited
1010 Sherbrooke Street West, Suite 1512
Montreal, Quebec H3A 2R7, Canada
514-223-2578

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Copy to)
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Ave, 12th Floor, New York, NY 10022
(212) 308-8866

July 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND I, L.P.

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	5,855,020*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	5,855,020*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855,020*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%

14.			TYPE OF REPORTING PERSON PN

* Includes 1,951,673 common shares underlying currently exercisable common share purchase warrants.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES TRUST NO. 1

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,269,980*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	1,269,980*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,980*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%

14.			TYPE OF REPORTING PERSON OO

* Includes 423,327 common shares underlying currently exercisable common share purchase warrants.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GP I, L.P.

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	5,855,020*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	5,855,020*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855,020*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%

14.			TYPE OF REPORTING PERSON PN

* Includes 1,951,673 common shares underlying currently exercisable common share purchase warrants.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP I, LIMITED

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	5,855,020*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	5,855,020*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855,020*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%

14.			TYPE OF REPORTING PERSON CO

* Includes 1,951,673 common shares underlying currently exercisable common share purchase warrants.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT (AUST) PTY. LIMITED

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,269,980*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	1,269,980*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,980*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%

14.			TYPE OF REPORTING PERSON CO

* Includes 423,327 common shares underlying currently exercisable common share purchase warrants.

CUSIP NO. CA 6565291045

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MGH LIMITED

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3.			SEC USE ONLY

4.			SOURCE OF FUNDS (See Instructions) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	7,125,000*

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	7,125,000*

	10.	SHARED DISPOSITIVE POWER	0

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,125,000*

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%

14.			TYPE OF REPORTING PERSON CO

* Includes 2,375,000 common shares underlying currently exercisable common share purchase warrants.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common shares, no par value (the “Common Shares”), of Norsemont Mining Inc. (“Norsemont”), a corporation organized under the laws of British Columbia, Canada. Norsemont’s principal executive offices are located at 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada.

Item 2.	Identity and Background.

This Statement is being filed jointly by (i) Sentient Global Resources Fund I L.P. (the “Fund”), (ii) Sentient Global Resources Trust No. 1 (the “Trust”), (iii) Sentient GP I, L.P. (“Sentient GP”), (iv) Sentient Executive GP, I Limited (“Executive”), (v) Sentient (Aust) Pty. Limited (the “Trustee”), and MGH Limited. (“MGH”) (the foregoing, collectively the “Reporting Persons”).

The Fund is a Cayman Islands exempted limited partnership. Sentient GP, a Cayman Islands exempted limited partnership, is the general partner of the Fund. Executive, a company incorporated in the Cayman Islands, is the general partner of Sentient GP.

The principal office and business address of the Fund, Sentient GP and Executive is Third Floor, Harbour Centre, P.O. Box 10795, #42 North Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of the Fund is making equity and equity-related investments in public and private companies engaged in mining and other natural resource activities. The principal business of Sentient GP consists of performing the functions of, and serving as, the sole general partner of the Fund. The principal business of Executive is performing the functions of, and serving as, the sole general partner of Sentient GP.

The Trust is an Australian unit trust, and the Trustee is a corporation organized in Australia. The principal office and business address of the Trust and the Trustee is Level 24, Australia Square Tower, 264 George Street, Sydney, NSW 2000, Australia.

The principal business of the Trust is making equity and equity-related investments in public and private companies engaged in mining and other natural resource activities. The principal business of the Trustee is performing the functions of, and serving as, the sole trustee of the Trust.

MGH is a company incorporated in the Cayman Islands. MGH’s principal office and business address is Third Floor, Harbour Centre, P.O. Box 10795, #42 North Church Street, George Town, Grand Cayman, Cayman Islands, and its principal business is serving as an ownership entity for its four shareholders.

The name, business address, and principal occupation or employment of each director of MGH, Executive and the Trustee and of each person who may be deemed to control MGH is set forth on Schedule A hereto and incorporated herein by reference. Such persons are hereinafter referred to as the “Schedule A persons.”

(d)

During the past five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Schedule A persons, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The citizenship of the Schedule A persons who are natural persons is set forth on Schedule A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

                 The source of funds used to purchase the Common Shares and the Common Share purchase warrants by the Fund and the Trust pursuant to the transaction described in Item 4, below, was capital contributions from investors in the Fund and the Trust, respectively. The purchase price of such Common Shares and Common Share purchase warrants acquired by the Fund was Cdn. $1,643,514, and the purchase price of such Common Shares and Common Share purchase warrants acquired by the Trust was Cdn. $356,486.

Item 4.	Purpose of Transaction

                 Only July 19, 2007, the Fund acquired 1,027,196 Common Shares and 513,598 Common Share purchase warrants (“Warrants”), and the Trust acquired 222,804 Common Shares and 111,402 Warrants, as part of a private placement of 4.95 million Common Shares and 2.475 million Warrants by Norsemont for gross proceeds of Cdn. $7.92 million. The Reporting Persons acquired the securities reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem relevant to that investment decision, any one or more Reporting Persons may in the future acquire additional Common Shares, or options, warrants or other derivative securities related to the Common Shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Common Shares, or options, warrants or other derivative securities related to the Common Shares, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

                 In connection with the acquisition by the Fund and the Trust of an aggregate of 3,500,000 Common Shares and Warrants to purchase 1,750,000 Common Shares in a private placement conducted by Norsemont in January, 2006, at the request of the Fund and the Trust, Norsemont appointed Mark A. Jackson to its board of directors on March 15, 2006. Mr. Jackson was subsequently elected a director at the Norsemont annual shareholders meeting in November 2006, to serve a one-year term. Mr. Jackson may be deemed to be a person who controls MGH and is a director of MGH and Executive.

                 The Reporting Persons may evaluate on an ongoing basis Norsemont’s financial condition, business operations and prospects, the market price of the Common Shares, conditions in securities markets generally, general economic and industry conditions and other factors. In furtherance thereof, any one or more of the Reporting Persons may hold discussions with management of Norsemont in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of Norsemont as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as (i) extraordinary corporate transactions, such as a merger, (ii) sales or acquisitions of assets or businesses, (iii) changes to the board of directors or management, (iv) changes to the capitalization or dividend policy of Norsemont, and (v) other material changes to Norsemont’s business or corporate structure. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate.

                 Other than as described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Schedule A person, has any plan or proposal that relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The Fund beneficially owns 5,855,020 Common Shares, which includes 1,951,673 Common Shares subject to currently exercisable Warrants and which constitute 16.0% of the outstanding Common Shares. Warrants for 1,438,075 Common Shares are exercisable at Cdn. $4.75 per share and expire on January 19, 2008 (subject to accelerated expiration if the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) is at least Cdn. $6.00 for 10 consecutive trading days), and Warrants for 513,598 Common Shares are exercisable at Cdn. $1.95 per share and expire on July 19, 2009.

As the sole general partner of the Fund, Sentient GP has the shared power to vote and dispose of the 5,855,020 Common Shares beneficially owned by the Fund, and thus may be deemed to share beneficial ownership of such Common Shares.

As the sole general partner of Sentient GP, Executive has the shared power to vote and dispose of the 5,855,020 Common Shares beneficially owned by the Fund, and thus may be deemed to share beneficial ownership of such Common Shares.

The Trust beneficially owns 1,269,980 Common Shares, which includes 423,327 Common Shares subject to currently exercisable Warrants and which constitute 3.6% of the outstanding Common Shares. Warrants for 311,925 Common Shares are exercisable at Cdn. $4.75 per share and expire on January 19, 2008 (subject to accelerated expiration if the closing price of the Common Shares on the TSX is at least Cdn. $6.00 for 10 consecutive trading days), and Warrants for 111,402 Common Shares are exercisable at Cdn. $1.95 per share and expire on July 19, 2009.

As the sole trustee of the Trust, the Trustee has the shared power to vote and dispose of the 1,269,980 Common Shares beneficially owned by the Trust, and thus may be deemed to share beneficial ownership of such Common Shares.

By reason of its ownership of all of the outstanding capital stock of Executive and the Trustee, MGH has the shared power to vote and dispose of the aggregate of 7,125,000 Common Shares owned by the

Fund and the Trust and thus may be deemed to share beneficial ownership of such shares, which constitute 19.2% of the outstanding Common Shares.

The percentage ownerships set forth in this Item 5(a) and (b) were calculated based on Norsemont’s advice to the Reporting Persons that there were 34,762,878 Common Shares outstanding as of the close of business on July 20, 2007.

To the best knowledge of the Reporting Persons, the Schedule A persons own Common Shares, if any, in the amounts set forth on Schedule A. Unless otherwise indicated, such persons have sole voting and dispositive rights with respect to the specified Common Shares.

(c)

Except for the transactions described in Items 3 and 4 herein, which descriptions are incorporated by reference into this Item 5(c), none of the Reporting Persons or, to the best Reporting Persons’ best knowledge, none of the Schedule A persons, has engaged in any transactions in the Common Shares during the past 60 days.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               The Fund holds currently exercisable Warrants to acquire an aggregate of 1,951,673 Common Shares, and the Trust holds Warrants to acquire an aggregate of 423,327 Common Shares, the terms of which are described in Item 5(a) above, which description is incorporated by reference into this Item 6.

               One of the Schedule A persons, Mark A. Jackson, is a director of Norsemont. On December 11, 2006, Mr. Jackson was granted options to purchase 100,000 Common Shares at an exercise price of Cdn. $1.60 per share over a five-year period commencing on the date of grant. The options vested with respect to 12,500 Common Shares on the date of grant, and vest with respect to an additional 12,500 shares at the end of each calendar quarter.

               To the best knowledge of the Reporting Persons, except as disclosed in this Statement, none of the Schedule A persons has any contracts, arrangements, understandings or relationships with respect to any securities of Norsemont.

Item 7.	Material to be Filed as Exhibits.

	10.1	Share Purchase Warrant dated as of January 19, 2006, between Norsemont Mining Inc. and Sentient Executive GP 1, Limited

	10.2	Share Purchase Warrant dated as of January 19, 2006, between Norsemont Mining Inc. and Sentient (Aust) Pty. Limited

	10.3	Share Purchase Warrant dated as of July 19, 2007, between Norsemont Mining Inc. and Sentient Executive GP 1, Limited

10.4	Share Purchase Warrant dated as of July 19, 2007, between Norsemont Mining Inc. and Sentient (Aust) Pty. Limited

10.5	Joint Filing Agreement

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: July 27, 2007.

SENTIENT GLOBAL RESOURCES FUND I, L.P.

By:	Sentient GPI, L.P., its general partner
By:	Sentient Executive GP I, Limited, its general partner

By:	/s/ Mark A. Jackson

Name: Mark A. Jackson
Title: Director

SENTIENT GP I, L.P.

By:	Sentient Executive GP I, Limited, its general partner

By:	/s/ Mark A. Jackson

Name: Mark A. Jackson
Title: Director

SENTIENT EXECUTIVE GP I, LIMITED

By:	/s/ Mark A. Jackson

Name: Mark A. Jackson
Title: Director

SENTIENT GLOBAL RESOURCES TRUST NO. 1

By:	Sentient (Aust) Pty. Limited (as Trustee)

By:	/s/ Peter Cassidy

Name: Peter Cassidy
Title: Director

SENTIENT (AUST) PTY. LIMITED

By:	/s/ Peter Cassidy

Name: Peter Cassidy
Title: Director

MGH LIMITED

By:	/s/ Mark A. Jackson

Name: Mark A. Jackson
Title: Director

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of (A) Sentient Executive GP I, Limited, (B) Sentient (Aust) Pty. Limited, and MGH Limited are as follows. None of these companies has any executive officers.

A.	Sentient Executive GPI, Limited

Name	Title	Citizenship	Principal Occupation	Business Address

David Lloyd	Director	U.S.	Head of Project and Commodity Finance - Asia Pacific Bayerische Hypo-und Vereinsbank AG	30 Cecil Street #26-01 Prudential Tower Singapore 049712

Willy Lim	Director	Malaysian	Managing Director - Babcock & Brown Asia Pacific	20 Changkat Bukit Bintang, 50200 Kuala Lumpur, Malaysia

Mark A. Jackson	Director	Australian	Principal-MGH Limited	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10705 #42 North Church Street George Town, Grand Cayman Cayman Islands

Peter Cassidy	Director	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Director	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

B.	Sentient (Aust) Pty. Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Director	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

C.	MGH Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Mark A. Jackson	Director	Australian	Principal-MGH Limited	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10705 #42 North Church Street George Town, Grand Cayman Cayman Islands

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

The (i) name, (ii) country of citizenship, (iii) principal occupation and (iv) business address of each person who may be deemed to control MGH are as follows:

Name	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Mark A. Jackson	Australian	Principal-MGH Limited	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10705 #42 North Church Street George Town, Grand Cayman Cayman Islands

Colin Maclean	Australian	Principal-MGH Limited	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Security Ownership of Schedule A Persons

On December 11, 2006, Mark A. Jackson, a director of Norsemont Mining Inc., was granted options to purchase 100,000 Common Shares at an exercise price of Cdn. $1.60 per share over a five-year period commencing on the date of grant. The options vested with respect to 12,500 Common Shares on the date of grant, and vest with respect to an additional 12,500 shares at the end of each calendar quarter. Accordingly, as of the date of this Statement, options for 37,500 Common Shares have vested and none of the options has been exercised.